Dominion Energy Inc. (D)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Dominion Shareholder since 2010

Please Vote For Proposal 4 and Proposal 5 – Both Improve Our Shareholder Right to Call a Special Shareholder Meeting

Although Proposal 4 calls for a slight improvement in our right to call for a special shareholder meeting it has the equivalent of a poison pill imbedded. Proposal 4 has a provision that is diametrically opposed to the very concept of a shareholder right to call a special meeting.

A special shareholder meeting implies urgency and a Proposal 4 provision require shareholders to sit on their shares for one-year before they can use this right. Proposal 5 does not contain this one-year embargo.

A one-year embargo could prevent us from calling a special shareholder meeting to vote on an attractive offer for our shares simply because our management wants to continue collecting large salaries even if the stock price goes down.

Please Vote For Proposal 4 and Proposal 5 – Both Improve Our Shareholder Right to Call a Special Shareholder Meeting

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.